Exhibit (a)(5)(H)

IN THE UNITED STATES DISTRICT COURT

FOR THE EASTERN DISTRICT OF PENNSYLVANIA

JAMES PARSHALL,	)	Case No.
)
Plaintiff,	)	JURY TRIAL DEMANDED
)
v.	)
)
PREVAIL THERAPEUTICS, INC., ASA	)
ABELIOVICH, CARL L. GORDON, MORGAN	)
SHENG, FRANCOIS NADER, RAN	)
NUSSBAUM, TIMOTHY ADAMS, WILLIAM	)
H. CARSON, and PETER THOMPSON,	)
)
Defendants.	)
)

COMPLAINT FOR VIOLATION OF SECTIONS 14(d), 14(e), and 20(a)

OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff James Parshall (“Plaintiff”), by and through his undersigned attorneys, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. On December 14, 2020, the Board of Directors (the “Board” or “Individual Defendants”) of Prevail Therapeutics, Inc. (“Prevail” or the “Company”) caused Prevail to enter into an agreement and plan of merger (the “Merger Agreement”) under which Prevail will be acquired by Eli Lilly and Company (“Eli Lilly”) through Eli Lilly’s subsidiary Tyto Acquisition Corporation (“Purchaser”) (the “Proposed Transaction”).

2. Under the terms of the Merger Agreement, Purchaser commenced a tender offer to acquire all of Prevail’s outstanding common stock for $22.50 per share in cash, plus one non-tradeable contingent value right (each a “CVR”), which represents the contractual right to receive a contingent payment of up to $4.00 per share in cash upon the achievement of a predefined milestone if achieved by December 1, 2028, per share of Prevail common stock (the “Tender Offer”). The Tender Offer is currently scheduled to expire at one minute after 11:59 p.m. Eastern Time on January 21, 2021.

3. On December 22, 2020, Prevail filed a recommendation statement (the “Recommendation Statement”) with the U.S. Securities and Exchange Commission (“SEC”). As alleged herein, the Recommendation Statement omits material information regarding the Proposed Transaction in violation of Sections 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”).

JURISDICTION AND VENUE

4. This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the Exchange Act because the claims asserted herein arise under Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14a-9.

5. This Court has jurisdiction over Defendants because each Defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

6. Venue is proper under 28 U.S.C. § 1391 because a portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

7. Plaintiff is, and has been continuously throughout all relevant times, the owner of Prevail common stock.

8. Defendant Prevail is a Delaware corporation with its principal executive offices located at 430 East 29th Street, Suite 1520, New York, New York 10016. Prevail’s common stock is traded on the NASDAQ Global Select Market under the ticker symbol “PRVL.”

9. Defendant Asa Abeliovich is the Company’s President, Chief Executive Officer and a member of the Board.

10. Defendant Carl L. Gordon is a member of the Board.

11. Defendant Morgan Sheng is a member of the Board.

12. Defendant Francois Nader is Chairman of the Board.

13. Defendant Ran Nussbaum is a member of the Board.

14. Defendant Timothy Adams is a member of the Board.

15. Defendant William H. Carson is a member of the Board.

16. Defendant Peter Thompson is a member of the Board.

17. Defendants identified in paragraphs 9 to 16 are collectively referred to herein as the “Board” or the “Individual Defendants.”

SUBSTANTIVE ALLEGATIONS

18. Prevail is a gene therapy company leveraging breakthroughs in human genetics with the goal of developing and commercializing disease-modifying AAV-based gene therapies for patients with neurodegenerative diseases. The Company applies a precision medicine approach to neurodegeneration by studying gene therapies in genetically defined patient populations, with an aim to increase the probability of creating disease-modifying therapies that improve patients’ lives. Prevail’s lead program is PR001 for the treatment of Parkinson’s disease with GBA1 mutation, and neuronopathic (Type 2 or Type 3) Gaucher disease. The Company is focused on developing a broad pipeline of gene therapies for a range of neurodegenerative diseases, including PR006 for the treatment of frontotemporal dementia with GRN mutation, and PR004 for the treatment of synucleinopathies.

19. On December 14, 2020, the Company entered into the Merger Agreement. Under the terms of the Merger Agreement, the Company’s stockholders will receive $22.50 per share in cash, plus a CVR worth up to $4.00 in cash.

20. The press release announcing the Proposed Transaction stated:

INDIANAPOLIS and NEW YORK, Dec. 15, 2020 — Eli Lilly and Company (NYSE: LLY) and Prevail Therapeutics Inc. (NASDAQ: PRVL) today announced a definitive agreement for Lilly to acquire Prevail for $22.50 per share in cash (or an aggregate of approximately $880 million) payable at closing plus one non-tradable contingent value right (“CVR”) worth up to $4.00 per share in cash (or an aggregate of approximately $160 million), for a total consideration of up to $26.50 per share in cash (or an aggregate of approximately $1.040 billion). The CVR is payable (subject to certain terms and conditions) upon the first regulatory approval of a product from Prevail’s pipeline as set forth in more detail below. Prevail is a biotechnology company developing potentially disease-modifying AAV9-based gene therapies for patients with neurodegenerative diseases.

The acquisition will establish a new modality for drug discovery and development at Lilly, extending Lilly’s research efforts through the creation of a gene therapy program that will be anchored by Prevail’s portfolio of clinical-stage and preclinical neuroscience assets. Prevail’s lead gene therapies in clinical development are PR001 for patients with Parkinson’s disease with GBA1 mutations (PD-GBA) and neuronopathic Gaucher disease (nGD) and PR006 for patients with frontotemporal dementia with GRN mutations (FTD-GRN). Prevail’s preclinical pipeline includes PR004 for patients with specific synucleinopathies, as well as potential gene therapies for Alzheimer’s disease, Parkinson’s disease, amyotrophic lateral sclerosis (ALS), and other neurodegenerative disorders.

“Gene therapy is a promising approach with the potential to deliver transformative treatments for patients with neurodegenerative diseases such as Parkinson’s, Gaucher and dementia,” said Mark Mintun, M.D., vice president of pain and neurodegeneration research at Lilly. “The acquisition of Prevail will bring critical technology and highly skilled teams to complement our existing expertise at Lilly, as we build a new gene therapy program anchored by well-researched assets. We look forward to completing the proposed acquisition and working with Prevail to advance their groundbreaking work through clinical development.”

“Lilly is an established leader in neuroscience drug development and commercialization who shares our commitment to patients with neurodegenerative diseases, and I’m excited for Prevail to join the Lilly family,” said Asa Abeliovich, M.D., Ph.D., founder and chief executive officer of Prevail. “I’m incredibly proud of the Prevail team, who have made great progress advancing our pipeline of gene therapy programs for patients with these devastating disorders. In just over three years, Prevail has advanced two first-in-class gene therapy programs into clinical development for PD-GBA, nGD, and FTD-GRN, established two manufacturing platforms, and developed a broad pipeline with great potential to impact patients in need of disease-modifying treatment options. With its global scale and resources, Lilly will be the ideal organization to maximize the potential of our pipeline and accelerate our ability to bring these therapies to as many patients as possible. We look forward to working together to advance our shared mission.”

Under the terms of the agreement, Lilly will commence a tender offer to acquire all outstanding shares of Prevail Therapeutics Inc. for a purchase price of $22.50 per share in cash (or an aggregate of approximately $880 million) payable at closing plus one non-tradeable CVR. The CVR entitles Prevail stockholders to up to an additional $4.00 per share in cash (or an aggregate of approximately $160 million) payable (subject to certain terms and conditions) upon the first regulatory approval for commercial sale of a Prevail product in one of the following countries: United States, Japan, United Kingdom, Germany, France, Italy or Spain. To achieve the full value of the CVR, such regulatory approval must occur by December 31, 2024. If such regulatory approval occurs after December 31, 2024, the value of the CVR will be reduced by approximately 8.3 cents per month until December 1, 2028 (at which point the CVR will expire). There can be no assurance any payments will be made with respect to the CVR. The transaction is not subject to any financing condition and is expected to close in the first quarter of 2021, subject to customary closing conditions, including receipt of required regulatory approvals and the tender of a majority of the outstanding shares of Prevail’s common stock. Following the successful closing of the tender offer, Lilly will acquire any shares of Prevail that are not tendered in the tender offer through a second-step merger at the same consideration as paid in the tender offer.

The purchase price payable at closing represents a premium of approximately 117 percent to the 60-day volume-weighted average trading price of Prevail’s common stock ended on December 14, 2020, the last trading day before the announcement of the transaction. Prevail’s Board of Directors unanimously recommends that Prevail’s stockholders tender their shares in the tender offer. Additionally, certain Prevail stockholders, beneficially owning approximately 51 percent of Prevail’s outstanding common stock, have (subject to certain terms and conditions) agreed to tender their shares in the tender offer.

Upon closing, the impact of this transaction will be reflected in Lilly’s 2021 financial results according to Generally Accepted Accounting Principles (GAAP). There will be no change required to Lilly’s 2021 financial guidance being issued today for research and development expense or non-GAAP earnings per share as a result of this transaction.

For Lilly, Lazard is acting as sole financial advisor and Weil, Gotshal & Manges LLP is acting as legal counsel. For Prevail, Centerview Partners LLC is acting as sole financial advisor, Ropes & Gray LLP is acting as legal counsel, and Cooley LLP also provided legal counsel.

Prevail Therapeutics Pipeline

•

PR001 is being developed as a potentially disease-modifying, single-dose AAV9-based gene therapy for patients with Parkinson’s disease with GBA1 mutations (PD-GBA) and neuronopathic Gaucher disease (nGD), delivered by intra-cisterna magna injection. The PROPEL trial, a Phase 1/2 clinical trial of PR001 for the treatment of PD-GBA patients, is ongoing. The PROVIDE trial, a Phase 1/2 clinical trial of PR001 for the treatment of Type 2 Gaucher disease patients, is now recruiting. The U.S. Food and Drug Administration (FDA) has granted Fast Track Designation for PR001 for the treatment of PD-GBA and for the treatment of nGD. It has also granted Orphan Drug Designation for PR001 for the treatment of Gaucher disease, and Rare Pediatric Disease Designation for the treatment of nGD.

•

PR006 is being developed as a potentially disease-modifying, single-dose AAV9-based gene therapy for patients with frontotemporal dementia with GRN mutations (FTD-GRN), also delivered by intra-cisterna magna injection. The PROCLAIM trial, a Phase 1/2 clinical trial of PR006 for the treatment of FTD-GRN patients, is currently ongoing and the first patient was dosed in December 2020. The FDA and the European Commission have granted orphan designation for PR006 for the treatment of FTD, and the FDA has granted Fast Track Designation for PR006 for FTD-GRN.

•

PR004 is a gene therapy in preclinical development for patients with certain synucleinopathies. PR004 utilizes an AAV9 vector to deliver the GBA1 gene, which encodes glucocerebrosidase (GCase), and a molecule that suppresses expression of α-Synuclein.

•

Prevail is developing a broad pipeline of additional AAV gene therapies for the treatment of Alzheimer’s disease, ALS, Parkinson’s disease, and other neurodegenerative disorders. Preclinical development of these potential therapies is currently ongoing.

28. On December 22, 2020, Prevail filed the Recommendation Statement with the SEC.

As alleged below, the Recommendation Statement fails to disclose material information.

Prevail’s Financial Projections

29. First, the Recommendation Statement fails to disclose material information with respect to Prevail’s financial projections.

30. The disclosure of projected financial information is material. It provides stockholders with a basis to project the future financial performance of a company. Moreover, it allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion.

31. For example, the Recommendation Statement fails to disclose non-cash compensation over the projection period, which was treated as a cash expense by Centerview in its calculation of unlevered free cash flow.

Centerview’s Financial Analyses

32. Second, the Recommendation Statement fails to disclose material information with respect to the financial analyses performed by Centerview Partners LLC (“Centerview”), Prevail’s financial advisor.

33. When a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion and the key inputs and range of ultimate values generated by those analyses must be fairly disclosed.

34. The Recommendation Statement fails to disclose the following regarding Centerview’s Discounted Cash Flow Analysis: (i) quantification of the non-cash compensation over the projection period that was treated as a cash expense; (ii) quantification of the inputs and assumptions underlying the discount rate range of 12.5% to 14.5%; (iii) quantification of the present value of the estimated costs of a $400 million equity raise in 2022, a $350 million equity raise in 2024, and a $300 million equity raise in 2025; (iv) quantification of the implied terminal value of the Company; and (v) the fully diluted shares outstanding of Prevail used in the analysis.

35. The Recommendation Statement fails to disclose the following regarding Centerview’s Analyst Price Target Analysis: (i) the individual price targets observed; and (ii) the sources thereof.

36. The Recommendation Statement fails to disclose the following regarding Centerview’s Precedent Premiums Paid: (i) the specific transactions analyzed; and (ii) the individual premiums paid for each of the transactions analyzed.

Background of the Proposed Transaction

37. Third, the Recommendation Statement fails to disclose material information with respect to the background of the Proposed Transaction.

38. The Recommendation Statement fails to disclose the amendments made to Party B’s confidentiality agreement and whether the revised confidentiality agreement entered into with Party B contained a standstill provision and/or a “don’t-ask, don’t-waive” standstill provision.

39. The omission of this material information renders the Recommendation Statement false and misleading. This information, if disclosed, would significantly alter the total mix of information available to Prevail’s stockholders.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations

of Section 14(d) of the Exchange Act and SEC Rule 14d-9

21. Plaintiff repeats all previous allegations as if set forth in full.

22. Defendants have caused the Recommendation Statement to be issued with the intention of soliciting Prevail stockholders to tender their shares in the Tender Offer.

23. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

24. The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the Recommendation Statement false and/or misleading.

25. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

26. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the other stockholders of Prevail, who will be deprived of their right to make an informed decision whether to tender their shares or seek appraisal if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

COUNT II

Claims Against All Defendants for Violations of Section 14(e) of the Exchange Act

27. Plaintiff repeats all previous allegations as if set forth in full.

28. Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer.

29. Defendants knew that Plaintiff would rely upon their statements in the Recommendation Statement in determining whether to tender his shares pursuant to the Tender Offer or seek appraisal.

30. As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender his shares or seek appraisal.

COUNT III

Claims Against the Individual Defendants for

Violation of Section 20(a) of the Exchange Act

31. Plaintiff repeats all previous allegations as if set forth in full.

32. The Individual Defendants acted as controlling persons of Prevail within the meaning of Section 20(a) of the Exchange Act as alleged herein.

33. By virtue of their positions as officers or directors of Prevail and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

34. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

35. Each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

36. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

37. By virtue of the foregoing, the Individual Defendants have violated section 20(a) of the Exchange Act.

38. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief against defendants as follows:

A. Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C. Directing defendants to file a Recommendation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D. Declaring that defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder;

E. Awarding Plaintiff the costs of this action, including reasonable allowance for attorneys’ and experts’ fees; and

F. Granting such other relief as the Court deems just and proper.

JURY DEMAND

Plaintiff requests a trial by jury on all issues so triable.

Dated: January 12, 2021	RM LAW, P.C.

	By:	/s/ Richard A. Maniskas
Richard A. Maniskas
1055 Westlakes Drive, Suite 300
Berwyn, PA 19312
Phone: (484) 324-6800
Fax: (484) 631-1305
rm@maniskas.com

Counsel for Plaintiff